Exhibit 99.1

A Leading Global Financial Institution
Selects Sapiens DECISION

DECISION to serve as key component of re-engineered core banking platform

New Jersey – February 19th, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative software solutions, announced today that one of the largest global financial institutions and based in the U.S. has selected Sapiens DECISION, a state-of-the-art Business Decision Management System, as a key component of the company’s re-engineered core banking platform.

The financial institution will be leveraging DECISION to ensure that its banking division achieves optimal results in the execution of critical operations. DECISION will utilize a central repository of business and regulatory rules, enabling the required flexibility to meet the ongoing business requirement changes, while accelerating time to market.

Roni Al-Dor, President and CEO of Sapiens, commented, “We are seeing a growing interest and momentum in the adoption and validation of our DECISION offering. DECISION is designed to address the growing demand of large organizations to best manage their business rules and logic and adhere with regulatory pressures, governance and risk issues. DECISION is planned to be part of our next growth engine, together with ALIS for the L&P market and IDIT for the general insurance market.”

Tomer Srulevich, EVP Sales and Operation for Sapiens DECISION added, “By leveraging DECISION, our client will be able to introduce and manage banking products more efficiently, deliver an enhanced customer experience, and more easily achieve ongoing compliance with new regulations.” Srulevich added, “The need for robust decision management solutions is increasing in the financial services industry and we believe DECISION, powered by The Decision Model, is uniquely positioned as the most advanced commercial off-the-Shelf offering available today.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com